UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F ☒   Form 40-F ☐

EXPLANATORY NOTE

On February 29, 2024, A SPAC I Acquisition Corp. (“ASCA”), A SPAC I Mini Acquisition Corp. (the then name of NewGenIvf Group Limited, the “Company”), NewGenIvf Limited (“Legacy NewGenIvf”), A SPAC I Mini Sub Acquisition Corp. (the “Merger Sub”), and certain buyers named therein led by JAK Opportunities VI LLC (collectively, the “Buyers” or “JAK”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to issue and sell to JAK, in a private placement, an aggregate of up to $3,500,000 principal amount of convertible notes (the “Notes”), consisting of one or more tranches: (i) an initial tranche (the “Initial Tranche”) of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500, and (ii) subsequent tranches of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500.

The Notes sold in connection with the Securities Purchase Agreement are convertible into the Company’s ordinary shares at an initial conversion price calculated by dividing $1,000,000,000 (“Valuation Cap”) by the number of the Company’s ordinary shares on a fully diluted basis (the “Conversion Price”). The Notes have an initial maturity date of six (6) months from the issuance date. The Conversion Price is subject to adjustment from time to time for splits, dividends and similar events. The Conversion Price may also be lowered at the Company’s discretion without limitation.

The Notes bear an interest rate of 12.75% per annum, payable on the last day of each quarter, except that upon an event of default, the Notes shall accrue interest at the rate of 17.75% per annum until paid in full. The Notes rank senior to all other existing indebtedness and equity of the Company and are repayable at maturity at 145% of the principal amount. The Notes are prepayable at 175% of the outstanding principal amount, all outstanding and unpaid interest and all other amounts owing under the Notes with at least 30 trading days’ written notice.

The Securities Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties, as well as customary indemnification provisions and standstill restrictions for 180 days after each closing of the Notes on the Company’s additional equity or debt capital raising without the consent of the Buyers.

The issuance of the Initial Tranche occurred on the date of the closing of the Business Combination, i.e., April 3, 2024. In connection with the issuance, JAK received a certain amount of ordinary shares of the Company (the “Commitment Shares”), which were converted from Legacy NewGenIvf ordinary shares issued to JAK in February 2024 and equaled 295,000 ordinary shares of the Company, as well as an additional 100,000 ordinary shares of the Company, which were converted from Legacy NewGenIvf ordinary shares transferred by another shareholder of Legacy NewGenIvf to JAK in March 2024. In addition, a subsequent tranche of the Notes in the principal amount of $250,000 was issued and sold to JAK shortly after the closing of the Business Combination. As such, as of the date of this report on Form 6-K, an aggregate principal amount of Notes of $2,000,000 were issued and sold to JAK.

The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and the Notes and does not purport to be a complete description of the rights and obligations of the parties thereunder. The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Form of Note, copies of which are filed with ASCA’s Current Report on Form 8-K dated March 6, 2024 as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
4.1	Securities Purchase Agreement, dated February 29, 2024, by and among ASCA, the Company, Legacy NewGenIvf, the Buyers and Merger Sub (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.2	Form of Note between the Company and the Buyers (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: April 4, 2024

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